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           Supplement to Prospectus Supplement Dated October 23, 2002
                    (To Prospectus Dated September 19, 2002)


                    WaMu Mortgage Pass-Through Certificates,

                                Series 2002-AR16

                  Washington Mutual Mortgage Securities Corp.

                         Depositor and Master Servicer

                                 $1,025,048,100
                                 (Approximate)

   Footnote 2 on page S-5 is amended and restated in its entirety as follows:

   For each distribution date in or before October 2007, the Class X Certificates will accrue interest at an annual certificate interest rate equal to 0.714% on the Class X notional amount. The Class X notional amount for any distribution date in or before October 2007 will equal the aggregate class principal balance of the Class A, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class R Certificates immediately before that distribution date. The initial Class X notional amount will be approximately $1,030,719,967. For each distribution date in or after November 2007, the annual certificate interest rate on the Class X Certificates will equal zero and the Class X Certificates will not receive any distributions of interest. The Class X Certificates will not receive distributions of principal on any distribution date. See "Description of the Certificates--Distributions of Interest" in this prospectus supplement.

   The fifth sentence of the risk factor entitled "An Optional Termination of the Trust May Adversely Affect the Offered Certificates" on page S-11 is amended and restated in its entirety as follows:

   Since the Class X Certificates receive only distributions of interest, an optional termination of the Trust before the distribution date in October 2007 would adversely affect holders of those certificates.

   The risk factor entitled "Rapid Prepayments Will Reduce the Yield on the Class X Certificates" on pages S-11 and S-12 is amended and restated in its entirety as follows:

   The yield to maturity on the Class X Certificates will be extremely sensitive to the level of prepayments on the mortgage loans. The Class X Certificates receive only distributions of interest. For any distribution date in or before October 2007, interest accrues on these certificates on a notional amount equal to the aggregate class principal balance of the Class A, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class R Certificates. The faster that the mortgage loans prepay, the less interest the Class X Certificates will receive.

   The Class X Certificates will not receive any distributions of interest for any distribution date in or after November 2007.

   You should fully consider the risks associated with an investment in the Class X Certificates. If the mortgage loans prepay faster than expected or if the Trust is terminated earlier than expected, you may not fully recover your initial investment. See "Yield and Prepayment Considerations--Yield Considerations with Respect to the Class X Certificates" in this prospectus supplement for a table showing expected yields at different prepayment rates.

   The definition of "Class X Notional Amount" on page S-25 is amended and restated in its entirety as follows:

    The "Class X Notional Amount" for any Distribution Date in or before October 2007 will equal the aggregate ClassPrincipal Balance of the Class A, Class B and Class R Certificates immediately before that Distribution Date. The Class X Notional Amount as of the Closing Date will be approximately $1,030,719,967. The Class X Notional Amount for any Distribution Date in or after November 2007 will equal zero.

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   The first paragraph under the heading "Description of the Certificates--Last
Scheduled Distribution Date" on page S-31 is amended and restated in its entirety as follows:

    The Last Scheduled Distribution Date for the certificates, other than the Class X Certificates, is the Distribution Date in December 2032, which is the Distribution Date in the month after the scheduled maturity date for the latest maturing mortgage loan. The Last Scheduled Distribution Date for the Class X Certificates is the Distribution Date in October 2007, which is the last Distribution Date on which the Class X Certificates are entitled to receive distributions of interest.

   The following paragraph is added after the first paragraph under the heading "Yield and Prepayment Considerations--Yield Considerations with Respect to the Class X Certificates" on page S-39:

    The Class X Certificates will not receive any distributions of interest for any Distribution Date in or after November 2007.

                The date of this Supplement is November 6, 2001.